March 19, 2013

Re:	Triple-S Management Corporation (the “Company”)
Registration Statement on Form S-3
Registration No. 333-187082

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Dear Sir/Madam:

Pursuant to Rule 473(c) under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form S-3 (Registration No. 333-187082) (the “Registration Statement”).  The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on March 6, 2013.  The following delaying amendment, prescribed by Rule 473(a) of the Securities Act, is hereby incorporated onto the facing page of the Registration Statement immediately following the calculation of the registration fee:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant.

Sincerely, Triple-S Management Corporation

By:	/s/ Roberto García Rodríguez
	Name:	Roberto García Rodríguez
	Title:	Vice President, General Counsel & Secretary